July 9, 2024

Will McAllister
ETF Counsel
Invesco DB US Dollar Index Trust
3500 Lacey Road, Suite 700
Downers Grove, Illinois 60515

       Re: Invesco DB US Dollar Index Trust
           Registration Statement on Form S-1
           Filed June 28, 2024
           File No. 333-280603
Dear Will McAllister:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Austin Stanton at 202-551-2197 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Crypto
Assets
cc:   Erin Martin